Exhibit 99.1

Vitru announces the conclusion of the transition period of the co-CEO structure

Florianópolis, Brazil, March 01, 2024 – Vitru Limited (Nasdaq: VTRU) ("Vitru” or the “Company”) announced today the conclusion of the transition period thereby ending its co-CEO structure involving William Matos and Pedro Graça.

In May 2023, Vitru announced the beginning of such transition period, given the advanced status of the integration between the Company and Cesumar – Centro de Ensino Superior de Maringá Ltda, or "UniCesumar”. As a reminder, during the first 12 months after the completion of the business combination with UniCesumar which took place in May 2022, Vitru had two co-CEOs (William Matos and Pedro Graça), a structure that was aimed at accelerating the smooth integration between the two institutions.

The transition period is now concluded: as from March 1, 2024, William Matos will be the sole CEO of Vitru.

We would like to thank Pedro Graça for his successful trajectory over the last eight years at Vitru and for his dedication to fulfilling the mission of the Company: to democratize access to education in Brazil through a digital ecosystem and enable each student to create their own success story.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IR Manager

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/